Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                              20 March 2006

                              WPP GROUP PLC ("WPP")

               Mediaedge:cia increases stake in The Leverage Group

WPP announces that its wholly-owned operating company Mediaedge:cia, a leading global media investment management company, has acquired a further 60% of the issued share capital of The Leverage Group Inc. taking its stake to 80%. Mediaedge:cia has also committed to purchase the remaining 20% at a later date.

The Leverage Group, an entertainment marketing and strategic partnership consulting firm, specializes in building strategic alliances and partnerships among brand marketers, entertainment/sports entities and non-profit organizations.

Founded in 1999, it has been part of the Mediaedge:cia network since 2003. The company is headquartered in New York and has an office in Los Angeles, employing 26 people in total. Clients include The Tribeca Film Festival, Berlex, Genworth Financial, Jones Apparel Group, Charming Shoppes and National Geographic.

The Leverage Group's revenues for the year ended 31 December 2005 were US$4.4 million, with net assets at the date of this latest acquisition of US$1.1 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.

For further information please contact:

Feona McEwan, WPP 44-20 7408 2204
www.wpp.com